Exhibit 1

<u>JOINT FILING AGREEMENT</u>

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on this Schedule 13G is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

This joint filing agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

Date: February 12, 2025

[*Signature Page Follows*]

OAKTREE ACQUISITION HOLDINGS III LS, LLC

By: Oaktree Acquisition Holdings III LS GP, Ltd.
Its: Managing Member

By: Oaktree Capital Management, L.P.
Its: Director

By: /s/ Henry Orren

Name: Henry Orren
Title: Senior Vice President

OAKTREE ACQUISITION HOLDINGS III LS GP, LTD.

By: Oaktree Capital Management, L.P.
Its: Director

By: /s/ Henry Orren

Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL HOLDINGS, LLC

By: /s/ Henry Orren

Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By: /s/ Henry Orren

Name: Henry Orren
Title: Senior Vice President